June 8, 2012

Mara L. Ransom

Assistant Director

Charles Lee

Catherine Brown

Andrew Blume

Jason Neithamer

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

United People Power, Inc.

Registration Statement on Form S-1

Filed December 6, 2011

File No. 333-178343

Dear Ms. Ransom,

Please find below the comment responses to your comment letter dated January 3, 2012.

General

1. Based on the factors noted below, it appears that you may be a blank check company, as defined in Securities Act Rule 419. Please revise the registration statement to comply with Securities Act Rule 419 and prominently disclose that you are a blank check company.

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You are a development stage company and shares of your common stock are “penny stock,” as defined by Exchange Act Rule 3a51-1.

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You have not generated any revenues to date.

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You will be unable to implement your business plan without substantial additional funding.

The Company is not a blank check company.   The company needs additional funding to grow as disclosed in the business plan however the company has generated revenues.    Disclosure of the above has been added in addition to additional business plan information.

2. We note the statement throughout the registration statement that you will sell the securities at a fixed price of $0.25 per share until the securities are quoted on the OTC Bulletin Board or listed on an exchange, at which point they will be sold at prevailing market prices. Because you are not eligible to conduct an at the market offering pursuant to Securities Act Rule 415(a)(4), you must sell the securities at a fixed price throughout the duration of the offering, even after you are quoted on the OTC Bulletin Board or listed on an exchange. Please revise.

Revised to delete the reference to market price.

3. We note that you intend to register for resale more than ten million shares of your common stock, including:

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1,600,000 shares held by your directors and executive officers; and

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8,000,000 shares held by your 77.6% stockholder, The Holding Company Spendthrift Trust.

Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, which appears to be 710,000 shares, it appears that these shares are being offered by you or on your behalf. Therefore, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Securities Act Rule 415(a)(1)(i). Further, the company is not eligible to make an at-the-market offering under Securities Act Rule 415(a)(4) because it is not eligible to make an offering under Securities Act Rule 415(a)(1)(x). As a result, please revise the registration statement to state that the selling stockholders will offer their shares at a fixed price for the duration of the offering, even after you are quoted on the OTC Bulletin Board or listed on an exchange, and identify the selling stockholders as underwriters. Statements that the selling stockholders “may be deemed to be underwriters” are insufficient. Please also make conforming changes to your prospectus accordingly, including your cover page and the “Prospectus Summary,” “Selling Stockholders” and “Plan of Distribution” sections. If you disagree with our analysis, please advise us of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Securities Act Rule 415(a)(1)(i). For guidance, please see the Division of Corporation Finance’s Compliance & Disclosure Interpretation 612.09 under the section entitled “Securities Act Rules” (Jan. 26, 2009). This comment applies to each selling stockholder other than Underhill Securities Corp., whose status as an underwriter is addressed in the comment below.

Underwriter and fixed price disclosure added.

4. We note that Underhill Securities Corp. is a broker-dealer that appears not to have received its 100,000 common shares as underwriting commission. Accordingly, Underhill Securities Corp. must be named as an underwriter with respect to the 100,000 common shares being registered for resale by it. Please revise to disclose that Underhill Securities Corp. will sell its 100,000 common shares at a fixed price throughout duration of the offering, even after you are quoted on the OTC Bulletin Board or listed on an exchange. Please also disclose on the cover page of the prospectus and in the “Selling Stockholders” and “Plan of Distribution” sections that Underhill Securities Corp. is an underwriter. Statements that Underhill Securities Corp. “may be deemed to be an underwriter” is insufficient.

Underhill disclosed as an underwriter.

5. Please file the Subscription Agreement that you have designated as exhibit 10.7 to the registration statement.

Subscription Agreement exhibit added.

Prospectus Cover Page

6. Please revise your prospectus cover page to provide the disclosure required by Item 501(b)(8) of Regulation S-K.

Underhill underwiter status  and best efforts disclosure added.

Prospectus Summary, page 5

Our Company, page 5

7. Please prominently disclose under this heading that you are a development stage company and that your auditors have issued a going concern opinion.

Development stage and going concern opinion disclosure added.

8. We note that you identify March 3, 2011 as your date of inception. However, your Articles of Incorporation filed as an exhibit to the registration statement is dated February 24, 2011. Please explain the difference between the date of your Articles of Incorporation and your date of inception.

The Articles were signed on February 24, 2011 but they were not filed with the State of Nevada until March 3, 2011 which is the legal date of inception.

Business Strategy, page 5

9. You disclose that the “green market” is projected to be a trillion dollar industry in upcoming years. Please disclose what you mean by a “green market,” how the size of the green market is relevant to your business and strategy, the source for this statement and the date such market is expected to be a trillion dollar industry.

Additional disclosure as below has been added:

A. What we mean by "green market".

“Green Market” was used broadly as the “Green Economic Revolution” and “Going Green”.  We were referring to any and all products and services that encompass health and wellness, chemical free and cleaner living, that would not only benefit the health of the human body, but the health of our heavily polluted planet.

B. How size is relevant to our business and strategy.

United People Power’s strategy is to begin creating revenue by marketing Essante’ Worldwide products (www.EssanteWorldwide.com) via our 400+ “Power.com” targeted marketing domains.  The Essante’ products answer a huge need for better health, wellness and chemical free personal care and household products, which are better for people and for the planet.  The owner of Facebook began this social media giant with one university and the rest is history.  Our targeted domains create the social experience of sharing information which played an important part in the success of Facebook.  United People Power is already contacting and setting the wheels in motion to partner with many other green companies who carry high quality products and services that will compliment our cause.  We have the ability to form solid partnerships with other companies that provide sustainable and clean energy companies, technology companies and much more. These unlimited partnerships will increase the revenues of our company as we grow.

C. The source for that statement.

There are numerous sources for the statement online; however we are providing links below to Entrepreneur Magazine, Economist Paul Zane Pilzer, News Broadcasts (CNN), Mr. Jerry Ou, Bureau energy’s director of Ministry of Economic Affair (MOEA) and other links that support our statement.

http://www.entrepreneur.com/article/192980

http://www.paulzanepilzer.com/tnt.htm

http://www.computex.biz/HeadlineNews_Detail.aspx?list_id=34521 http://www.cnn.com/2010/OPINION/08/24/jackson.rogers.green.jobs/index.html http://www.andrewwinston.com

http://www.environmentalleader.com/2009/02/05/82-percent-of-consumers-buy-green-despite-economy

http://www.greenlaborjournal.org/cleantech/1-trillion-invested-in-green-since-2007

D. Date such market is expected to be a trillion dollar industry.

The size of this industry is already in the trillions of dollars per year and growing world-wide.

Cautionary Note Regarding Forward-Looking Statements, page 10

10. Please disclose and confirm to us your understanding that you will be required to update any forward-looking statements as required by law. Please provide a similar revision in the first paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 14.

Disclosure that the Company will be required to update any forward looking statements as required by law added.

Description of Business and Property, page 13

Business Strategy, page 13

11. The disclosure, in this subsection and in “—Plan of Operations” on page 14, regarding how you intend to generate revenue is unclear. Please revise. Specifically, please disclose how the following statements interrelate in your business strategy.

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You intend to market Essante’ Worldwide products.

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You intend to charge distributors a fee of $9.95 per month for the usage of Power.com websites.

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You intend to earn a commission from affiliate marketing services.

Additional disclosure as below has been added:

A. You intend to market Essante' Worldwide products.

United People Power’s strategy is to begin creating revenue by marketing Essante’ Worldwide products (www.EssanteWorldwide.com) via our 400+ “Power.com” targeted marketing domains.  The Essante’ products answer a huge need for better health, wellness and chemical free personal care and household products, which are better for people and for the planet.  Essante’ Worldwide is a network marketing company and this offers a business opportunity for all associates that join us to earn an income in their towns and cities.  With the recession, we feel that this is a must.  Our base location is in Nevada which has the highest rate of unemployment in the USA.   Essante’ Worldwide has a generous compensation plan and people can earn substantial incomes.

B. You intend do charge distributors $9.95 per month for the usage of the Power.com websites.

United People Power and its 400+ “Power.com” targeted domains provide the tools for people to easily spread the world about Essante’ Worldwide products.  People chose a user name with Essante’ Worldwide as such, EssanteWorldwide.com/UserName to promote their Essante’ business.  When they join United People Power at $9.95 per month, they can target market by using ALL of our 400+ domains with their user name following each and every one of them.  This provides an outrageous amount of tools for people to approach other people by targeting their location, profession, sports and so much more while promoting.  Software is in place on the United People Power domains to allow people to upload their photos and contact information as well as populate the domains with their testimonies and success stories.  Because the recession has caused major hardship for people, we set the price of the power site subscription at a low $9.95 per month so the masses could afford to join as they begin to earn weekly commission checks with Essante’ Worldwide.  We have also spend months creating a media vault of video to train and educate on a 24/7 basis.  A mere 100,000 people from all over the world using our marketing power creates a residual income for United People Power of $995,000.00 per month.  We feel we can engage with 100,000 people in the state of California alone who desire healthier products and the hope and desire to earn money and be successful.

3. You intend to earn a commission from affiliate marketing services.

United People Power is already contacting and setting the wheels in motion to partner with many other green companies who carry high quality products and services that will compliment our cause.  We have the ability to form solid partnerships with other companies that provide sustainable and clean energy companies, technology companies and much more. These unlimited partnerships will increase the revenues of our company as we grow.  The owner of Facebook began this social media giant with one domain name and one university and the rest is history.  Our 400+ “Power.com” targeted domains create the social experience of sharing information which played a crucial part in the massive success of Facebook.

United People Power also has a 3rd potential income source.  The corporation has a distributor number with Essante’ Worldwide, and as we grow the entire organization world-wide, this position will provide a 10% commission as well as many other bonuses for United People Power through this business entity.

Our leaders are ready to travel to each and every state and country to support sales teams and also prepared for future infomercials and other mass media promotions.  By reviewing our 400+ “Power.com” domain list it’s easy to see that we are determined to build all these markets.  The project is also extremely “empowering” and “fun” which is a breath of fresh air to anyone who joins us.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

12. We note that you have not generated any revenues for the period covered by your financial statements. Accordingly, please revise the prospectus to remove any statements that imply that you have generated revenues. For example, we note the following statements.

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“The Company derives its revenues from Affiliate Marketing services at the present time” in the third paragraph under “—Plan of Operation.”

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“the Company has earned only nominal revenues to date” in the third paragraph on page 15.

As of the date of filing the original S-1 the Company had started to recognized limited revenue, which is identified in the audited financial statements within as of December 31, 2011.

Our Management, page 16

Directors, Executive Officers, Promoters and Control Persons, page 16

13. Please revise to clarify the business experience of your directors and executive officers for the last five years. See Item 401(e) of Regulation S-K.

Additional business experience has been clarified as follows:

Dianna Hendricks:  Dianna Hendricks has been working with the development and direction of the “Power.com” websites for the past 5 years and more.  She is a leader, mentor, speaker and trainer in the network marketing industry and her passion is to help people attain better health as well as fulfill the need for people to have a better financial future.

Cynthia Taylor: Cynthia Taylor, 59: Cynthia A. Taylor holds a BS in Government from the University of Maryland and Masters in Education from Regis University. Ms. Taylor's expertise is in public relations and marketing. Ms. Taylor has served as the University of Maryland European Division Area Coordinator and acting liaison between the Ramstein AFB, Germany Education Center and the German Government. Ms. Taylor has served in marketing positions with Tiger Run Resort-Breckenridge, Colorado, with American Express, and with McDonald's Corporation (McOpCo)--Portland/Vancouver Division as their Marketing/Community Relations Specialist. Since 2003, Ms. Taylor has worked as an independent Business Consultant and Substitute Teacher.

Shaun Hadley:  Ms. Hadley has over 25 years experience in financial management, ranging from US Bank to Web based businesses and is currently the Assistant to the Operations Manager of Stearns Lending.   As such she is responsible for coordinating account executives, title companies and brokers.   Managing government compliance reports and administering and supervising the financial requirements necessary for daily operations.   Shaun is a resident of Boulder City, Nevada.

Security Ownership of Certain Beneficial Owners and Management, page 19

14. Please disclose if one of your directors or executive officers is a beneficial owner of the 8,000,000 shares held by The Holding Company Spendthrift Trust. If not, then please remove the shares held by The Holding Company Spendthrift Trust from the calculation of shares held by all directors and officers as a group. Furthermore, please include the shares held by Messrs. Kaulfers, Myers and Rowell in the calculation of shares held by all directors and officers as a group. See Item 403(b) of Regulation S-K.

Revised to disclose that Dianna Hendricks is the beneficial owner of The Holding Company Spendthrift Trust.

Certain Relationships and Related Party Transactions, page 19

15. Please provide the disclosure required by Item 404(a) and 404(d)(1) of Regulation S-K with respect to the $18,500 payment described in note 7 to your historical consolidated financial statements.

Additional disclosure added with respect to the $18,500 payment.

Selling Stockholders, page 22

16. Please disclose the natural persons who have sole or shared voting or investment power over each of The Holding Company Spendthrift Trust and Underhill Securities. For  guidance, please consider Question 140.02 in our Regulation S-K Compliance and Disclosure Interpretations.

Disclosure added.

17. Please tell us whether The Holding Company Spendthrift Trust is a broker-dealer.

The Holding Company Spendthrift Trust is not a broker dealer.

Report of Independent Registered Public Accounting Firm, page F-1

18. Please obtain and file a revised audit report and consent which identifies United People Power, Inc. as a development stage company.

An updated auditor opinion and consent are included in the S-1/A filing.

Notes to the Financial Statements, page F-6

Note 2. Significant Accounting Policies, page F-6

Intangibles, page F-7

19. We note that you have capitalized $400,000 of domain names on your balance sheet. Please provide the intangible asset disclosures required by ASC 350-30-50. Please  ensure you disclose if these intangible assets have finite or indefinite lives and, if applicable, the related amortization policy. Also tell us and disclose further details about the nature of this asset, including the number of domain names registered to you, the number of domain names currently operational and active, and the remaining terms or range of terms for such domain names. Lastly, please explain in sufficient detail how you determine the fair value of this asset.

Footnote 3 of the audited financials statement in the S-1/A filing contains the following language:

The Company purchased a group of websites in June 2011 in exchange for 8,000,000 shares of common stock.  In June 2011 the Company had not started selling its common shares under a private placement and determined that a fair value of the domain names and associated websites approximated $400,000, or $.05 per share.  The value was based on management’s internal estimate of the value of the related domain names and websites.

There are 430 domain names registered to the Company, all of which are currently operational and active.  The Company reviews the domain names annually and has determined they have an indefinite life.  Therefore under FASB ASC 350-30-35 “General Intangibles Other than Goodwill, Subsequent Measurement” the websites are not amortized.  The Company’s ability to renew the domain names is dependent on sufficient revenue from operations and the inability to renew them will negatively impact expected future cash flows.  The Company fully intends to renew each domain name as its term expires.

In addition, please see the discussion under Response 20 below.

Note 3. Shareholders’ Equity, page F-8

20. Please address the following items related to your issuances of common stock to nonemployees for goods and/or services received:

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Tell us and disclose if you measure the cost of such issuances based on the fair value  of goods or services received or the fair value of the equity instruments issued. Please also tell us and disclose the dates used to measure fair value and the periods over which you recognize the related expense. Please demonstrate how your accounting treatment is in accordance with ASC 505-50, including ASC 505-50-30-6.

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Tell us in sufficient detail how you determine the fair value of your common stock and/or the fair value of goods or services received.

Issuances for common shares are valued at the fair value of the equity instrument issued or the fair value of the goods or services, whichever is more readily determinable.  With the exception of the common shares issued for the intangible asset consisting of domain names and associated websites on the financial statement included in the S-1, all common shares issued for services in 2011 were valued at the value of contemporaneous cash sales under the Company’s private placement memorandum.  The value of these services was deemed to the fair value of the equity instrument.

In July 2011 the Company had not started selling its common shares under a private placement and determined that a fair value of the 433 domain names and associated websites, which were purchased for 8,000,000 common shares, approximated $400,000.  The value was based on management’s internal estimate of the value of the related domain names and websites.  Subsequent to this internal valuation the Company began selling shares under its private placement for $0.10 a share and felt that their original estimate of the intangible asset did not require adjustment.  Additionally, the valuation appraisal related to these domain names and associated websites conducted in October 2011 indicated that managements internal valuation was significantly lower, approximately half, of the assets appraised value; effectively that management was overly conservative in its internal estimate.  The value of the intangible remained $400,000.  Subsequent appraisals have not triggered impairment of the valuation of this asset.

Item 13. Other Expenses of Issuance and Distribution, page II-1

21. The amount of expenses for your SEC registration fee does not match the fees you paid, as noted in the Calculation of Registration Fee table on the forepart of the registration statement. Please revise throughout the prospectus, including the “Use of Proceeds” section, to reflect the correct fee amount.

Revised to match the correct fee amount.

Item 15, page II-1

22. Please disclose the specific exemption of Regulation D that you claim and state briefly the facts relied upon to make such exemption available. See Item 701(d) of Regulation S-K.

Additional Reg. D disclosure added.

23. Please file the Form D with respect to the sales conducted in reliance on Securities Act Section 4(5) (formerly Section 4(6)) and Regulation D. See Securities Act Rule 503.

Form D filed contemporaneously with this response.

Signatures, page II-4

24. Please clarify, if correct, that Ms. Hadley has signed the registration statement in her capacity as your principal financial officer. See Instruction 1 to Signatures of Form S-1.

Revised to clarify that Ms. Hadley has signed the registration statement in her capacity as principal financial officer.

Exhibit 5.1

25. Please revise the par value of the shares to match the par value of $0.001 disclosed in your Articles of Incorporation and in the prospectus.

Par value revised to $0.001.

26. Please revise to state that the 10,310,000 shares being registered for resale by selling stockholders “are” – and not “will be” – legally issued, fully paid and non-assessable. See Section II.B.2.h of Staff Legal Bulletin No. 19.

Revised to state “are”.

Very truly yours,

/s/ Dianna Hendricks

Dianna Hendricks, President

United People Power, Inc.